Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

I am delighted to be sharing with you news of bringing the Sonic Solutions team into the Rovi Family. A press release [www.rovicorp.com/] with the details was just issued to announce that Rovi has signed a definitive agreement to acquire Sonic Solutions.

Rovi and Sonic both share a vision for the future of digital entertainment – that consumers want an easy and integrated experience to enjoy their digital entertainment anywhere on any device at any time. Jointly we will be able to extend our solutions to content owners, device makers, retailers and operators. We expect Sonic’s broad offerings to complement Rovi’s technologies and enhance our ability to offer an end-to-end solution across the digital entertainment ecosystem, enabling our customers and consumers to create, discover, manage, distribute, and enjoy entertainment content.

The two companies both serve similar customers and markets. Rovi has been focused on providing guidance, metadata and discovery solutions. Sonic has four primary businesses RoxioNow, DivX, MainConcept and Roxio. Let me tell you a bit about each:

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RoxioNow – the RoxioNow service, formerly known as CinemaNow, is a white label cloud based video distribution service. RoxioNow is well known to Rovi as we have done extensive integration with several of Sonic’s customers, such as Blockbuster and Best Buy (who now own the brand name CinemaNow). We are excited about the prospects of closer integration with TotalGuide, Rovi Metadata, search, recommendations and the other services in the Rovi Media Cloud.

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DivX – is comprised of core solutions including codecs, DRM, media players and device certification services targeting CE manufacturers. We share many customers as their customers are large CE manufacturers and we envision an expanded value proposition for these customers as we integrate the companies.

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Professional Technology – provides encoding solutions to companies that create professional video, such as Hollywood studios and even hardware manufacturers who capture video. Rovi has in the past integrated our RipGuard solution with one of the Sonic professional products. A brand many may know from this division is MainConcept that is a widely used encoder.

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Roxio – is a leading media management suite of software well known in the consumer market. This software is sold via retailers and also bundled on PC’s when they are shipped. This is a successful business that we anticipate will have relevance to our personal media manager among other ties to Rovi solutions.

Sonic is headquartered in Novato, CA. However, much like Rovi, Sonic has grown via acquisition and therefore their employees are spread across the globe. Their most recent acquisition of San Diego based DivX was just completed in October of this year. As a result of that transaction Sonic has over 1100 employees and revenues of over $180M projected for their fiscal year ending in March 2011.

I’m sure you have many questions about the future organization structure, operations and management. These questions will be answered over the next few weeks as we evaluate the best way to integrate the two teams. Normally, we would have a Rovi Managers call to discuss this announcement, however due to the holidays we will schedule the call for Monday morning. Call details will follow.

It is our culture and our commitment to communicate frequently and as transparently as the law allows. We will continue to use our open communication processes such as Ask Fred or Ask HR allowing you to submit your questions. We will be monitoring the questions regarding the Sonic acquisition and will be providing answers on a regular basis.

The transaction is expected to close in the first quarter of 2011. Until that time we will remain separate companies with separate management. We will begin to engage Sonic to plan integration so that we can be prepared once the transaction is closed. I know many of you have friends or colleagues who work for Sonic. Please do not engage them in official company business without coordinating with our integration team, as we must remain separate organizations until the close.

I am very excited about this next step our company is taking and I hope for a bright future as we expand the value we can bring to market.

We will have a call for investors at 5:30 a.m. PT, tomorrow, December 23, 2010. If you would like to listen in please do so via the web link. Please let me know if you have any questions.

Fred

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at

www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s filings with the SEC. Such factors are further addressed in Rovi’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi with the Securities and Exchange Commission from time to time (available at www.sec.gov <http://www.sec.gov>). Rovi assumes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.